FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	December	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated December 8, 2004 (“Telcel Brings BlackBerry 7280™ To Mobile Professionals In Mexico")	Page No 3

Document 1

December 8, 2004

FOR IMMEDIATE RELEASE

TELCEL BRINGS BLACKBERRY 7280™ TO MOBILE PROFESSIONALS IN MEXICO

Mexico City, Mexico and Waterloo, Ontario - Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) and Radiomovil Dipsa, S.A. de C.V. ("Telcel"), the leading wireless carrier in Mexico, today announced the availability of the BlackBerry 7280 Wireless Handheld™ to mobile professionals in Mexico. BlackBerry® will operate on Telcel's nationwide GSM/GPRS network.

“Telcel is committed to providing its customers with the best mobile solutions on the market, and BlackBerry is the leading wireless solution for mobile customers that want to stay connected and productive while on the go,” said Humberto Chavez, Corporate Director Value Added Services and Revenue Assurance. “We are pleased to bring the BlackBerry 7280 to our customers in Mexico, providing them with a flexible and secure end-to-end solution for their communication needs.”

The Java-based BlackBerry 7280 combines phone, email, text messaging, organizer, web and data applications in a single handheld. The high-resolution screen displays crisp images with support for more than 65,000 colors, offering superior battery life for optimal wireless performance. The BlackBerry 7280 features:

  Phone, email, text messaging, browser and organizer applications in a single wireless handheld
  High resolution display supporting more than 65,000 colors
  Increased memory for application and data storage
  Java™ development environment based on open standards
  Secure, push-based wireless connectivity
  Full-featured connected organizer
  Integrated attachment viewing (including support for popular file formats such as Word, Excel, PowerPoint, WordPerfect, PDF and ASCII)
  Cradle-free wireless email synchronization
  Remote address look up
  Compact form factor with a light and comfortable feel

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange or IBM Lotus® Domino™ to enable secure, push-based, wireless access to email and calendar and provides a robust platform for wireless enterprise applications.

“The popularity of BlackBerry has grown rapidly around the world and we are very pleased to partner with Telcel to offer the BlackBerry 7280 to mobile customers in Mexico,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “The BlackBerry 7280 provides an optimized mobile experience and is well designed for customers that want email, phone and data applications in a single wireless device.”

— more —

Telcel’s nationwide GSM/GPRS network provides high-speed voice and data services in more than 550 cities and main highways throughout Mexico. As of September 30, 2004, Telcel has more than 26 million wireless subscribers. The powerful combination of Telcel’s leading network services and the BlackBerry solution provides corporate customers in Mexico with all of their wireless communication needs in a single solution.

Customers will be able to purchase BlackBerry from Telcel through their corporate account managers.

About Telcel

Telcel is the leading wireless services provider in Mexico with more than 26 million clients and over 75% of the Mexican wireless market. It is the only carrier with complete national coverage and National automatic roaming service in more than 100,000 towns and cities in the country, including more that 550 cities and highways in GSM/GPRS. Telcel, in operation since 1989, offers a wide array of voice and data services. Telcel is a subsidiary of America Móvil [NYSE: AMX] [NASDAQ: AMOV] [BMV: AMX], one of Latin America’s largest cellular communications providers, with over 54 million subscribers and telecommunications investments in several countries throughout the Americas region.

For more information, go to www.telcel.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Patricia Ramirez Valdivia
Telcel
+52 (55) 2581 3947
pramire@mail.telcel.com

Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	December 8, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller